March 22, 2005



Via facsimile and U.S. Mail

Graham Taylor
President, CEO, CFO, Secretary,
Treasurer and Director
1285 West Pender Street
Suite 110
Vancouver, A1 V6E 4B1

            RE:        Magnus International Resources, Inc.
                          Form 10-KSB for the fiscal year ended
July
31, 2004
                           File number 000-49961

Dear Mr. Taylor:

      We have reviewed the above filing and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended July 31, 2004

Description of Properties, Page 10

		The Boka Trend Discovery, Page 12

1. We note your statement regarding the findings on one of the first tunnels to be sampled by Southwestern Resources Corporation and Team
209 at the Boka Trend. We also note your statement referencing gold reserve estimates made by Raymond James Financial. Such statements should not be included in your filings unless they can be supported by reserve reports. Please supplementally provide the reserve reports or remove the statements from your future filings.

Controls and Procedures, Page 21

2. We note your statement that the company "believes that it maintains proper procedures for gathering, analyzing and disclosing all information in a timely fashion that is required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended." Please revise your statement to reflect the following:
A. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please refer to paragraph (a) of Item 307 of Regulation
S-K.
B. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.
Please refer to Exchange Act Rule 13a-15(e).

3. Please note that paragraph (a) of Item 307 requires an evaluation of the disclosure controls and procedures to be performed "as of the end of the period" covered by the quarterly or annual report, rather than "as of a date within 90 days of the filing date" of the quarter or annual report. In the future, please perform the evaluation as of the end of the period covered by the quarterly or annual report, and revise your disclosure accordingly.


Directors, Executive Officers, Promoters and Control Persons;
Compliance with Section 16(a) of the Exchange Act, Page 21

	Current Directors and Executive Officers, Page 21

4. The directors` age and bio information detailed in your
disclosure
appears inaccurate. Based on your disclosure, it appears that Mark Demmons and Raymond Turner, who are listed as 31 and 30 years old, respectively, have each started their career at an age as early as 11 years old. Please review your disclosure and confirm to us that the age and bio information as presented is accurate or revise as necessary.

Financial Statements, Page F-1

5. We note that your consolidated financial statements as of and for the year ended July 31, 2003 were audited by other auditors. Your consolidated financial statements must be accompanied by the predecessor auditors` audit report. Please ensure that the predecessor auditors` audit report is included in the Form 10-KSB.

6. We note that your auditors are located in Vancouver, Canada.
It
appears that a significant portion of your assets, liabilities, and business activities relate to operations located in China. Please briefly tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Include a statement as to whether another auditor was involved in the audit of these operations and, if so, the name of the firm. Also, tell us the percentage of your total assets, liabilities, and expenses that relate to the operations located in China for each period presented.

Furthermore, we note that in accordance with Article 2 of Regulation
S-X, we generally believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. In light of the fact that you are a domestic registrant and that the majority of your operations are in China, it is unclear how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/ cfirdissues1104.htm.
Please tell us how you concluded it is appropriate to have an audit report issued by an auditor licensed outside of the United States.


Exhibit 31.1

7. Your reference to the Exchange Act Rules is incorrect. Please revise your reference to the Exchange Act Rules to state "13a-
15(e)
and 15d-15(e)".

8. Please be advised that the paragraph 4(b) in your certification, the paragraph certifying the design of internal control over financial reporting, need not be provided until the first annual report required to contain management`s report on internal control over financial reporting. Unless you have completed an evaluation of internal control over financial reporting (under Section 404 of the
Sarbanes-Oxley Act of 2002), please remove the certification language over internal controls in future filings.

Exhibit 32.1

9. In your future filings, please ensure that your certification is currently dated.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Yong Choi, Staff Accountant at (202) 824-5682 or
Kim Calder, Assistant Chief Accountant at (202) 942-1879 if you have questions regarding comments on the financial statements and related matters. Direct any other questions to the undersigned at (202)
942-
1870.


Sincerely,




H. Roger Schwall

Assistant Director
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Magnus International Resources, Inc.
March 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE